DREAMLIFE INC



      Filing Type:  SC 13G/A
      Description:  Amended Statement of Beneficial Ownership
      Filing Date:  Feb 14, 2001
       Period End:  N/A


                                    Primary Exchange:  N/A
                                              Ticker:  N/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                      Dreamlife, Inc. (formerly GHS, Inc.)
                              ---------------------
                                (Name of Issuer)


                     Common Stock, par value, $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    379333107
                            ------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

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                                  Page 1 of 7 Pages

                                     SCHEDULE 13G





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---------------------                                  ----------------------
CUSIP No. 379333107                                       Page 2 of 7 Pages
----------------------                                 ----------------------

=============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON
   Allen Holding Inc.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                           (b)  [x]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
5  SOLE VOTING POWER
              0
-------------------------------------------------------------------------------
6  SHARED VOTING POWER
              0
-------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
               0
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,807,000 shares of Common Stock
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.4%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            HC
==============================================================================
                    *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!


                                    SCHEDULE 13D



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-----------------------                            -----------------------
CUSIP No. 379333107                                    Page 3 of 7 Pages
-----------------------                            -----------------------

==============================================================================
1   NAME OF REPORTING PERSON-S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Allen & Company Incorporated
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                             (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-------------------------------------------------------------------------------
           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
5  SOLE VOTING POWER
             1,807,000 Shares of Common Stock
-------------------------------------------------------------------------------
6  SHARED VOTING POWER
                0
-------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
             1,807,000 Shares of Common Stock
-------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                0
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,807,000 shares of Common Stock
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                               [ ]
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.4%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            BD; CO
===============================================================================
                       *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!



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                                         Page 4 of 7 Pages

                            Amendment No. 4
                                 To The
                             SCHEDULE 13G

Item 1.

                  (a)      Name of Issuer:

                           Dreamlife, Inc. (formerly GHS, Inc.)

                  (b)      Address of Issuer's Principal Executive Office:

                           425 West 15th Street
                           New York, New York  10011


Item 2.  Name of Person Filing

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")
                           Allen Holding Inc.("AHI")

                  (b)      Address of Principal Office:

                           711 Fifth Avenue
                           New York, New York 10022
                  (c)      Citizenship/Organization:

                           ACI - New York
                           AHI - Delaware

                  (d)      Title Class of Securities:

                           Common Stock, par value $.01 per share

                  (e)      CUSIP Number:  379333107


Item 3.  If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a



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                                                             Page 5 of 7 Pages


                  (a)      [X] ACI is a Broker-Dealer registered under Section
                               15 of the Act.
                  (b)      [X] AHI is a parent holding company in accordance
                               with Rule 13d-1(b)(ii)(G).


Item 4.  Ownership.

                  (a)      Amount Beneficially Owned: (ACI)

                        ACI beneficially owns 1,807,000 shares of Common Stock.*

                  (b)      Percent of Class: 4.4%

                  (c)      Number of Shares to Which Such Person Has:

                             (i)   Sole voting power - 1,807,000
                            (ii)   Shared voting power -  0
                           (iii)   Sole dispositive power - 1,807,000
                            (iv)   Shared dispositive power - 0


Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable.


Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

                  Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.



* AHI disclaims beneficial ownership of such shares.


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                                                       Page 6 of 7 Pages


Item 9.  Notice of Dissolution of Group.

                  Not Applicable.



-------------------------------------------------------------------------------


Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                       Page 7 of 7 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001


ALLEN & COMPANY INCORPORATED



     /s/ Kim M.Wieland
By:-----------------------------
Name:  Kim M.Wieland
Title: Managing Director


ALLEN HOLDING INC.

     /s/ Kim M.Wieland
By:----------------------------
Name:  Kim M. Wieland
Title: Managing Director

Exhibit A


                                      OFFICERS AND DIRECTORS

                                       OF ALLEN HOLDING INC.



                                                      Principal Occupation

                              Business               (i.e., Position with

         Name xx              Address                Allen Holding Inc.)



         Herbert A. Allen        x                President, Managing Director,

                                                irector, Chief Executive Officer



         Herbert A. Allen III    x                   Vice President, Director



         Grace Allen             x                   Director



         Glenn A. Andreas III    x                   Vice President - Elect



         Eran S. Ashany          x                   Vice President, Director



         Edmund M. Bleich        x                   Vice President



         Jay B. Bockhaus         x                   Vice President - Elect



         Denise Calvo-Silver     x                   Vice President, Director



         Dominick J. Cantalupo   x                  Co-Chief Operations Officer,

                                                     Vice President



         Marvyn Carton           x                   Director - Emeritus



         Robert H. Cosgriff      x                 Chief Administrative Officer,

                                                     Executive Vice President,

                                                    Managing Director, Director



         Richard M. Crooks, Jr.  x                   Director



         Thalia V. Crooks        x                   Vice President, Director



         Mary L. Cullen          x           Vice President, Secretary, Director



         Robert Dean             x                   Vice President, Director



         Orin F. Devereux        x                   Vice President, Director



         Daniel Englander        x                   Vice President - Elect



                                                  Principal Occupation

                              Business            (i.e., Position with

         Name xx              Address              Allen Holding Inc.)



         Rosemary Fanelli        x                Chief Compliance Officer,

                                                  Vice President -Elect



         Howard M. Felson        x                Assistant Secretary,

                                                  Vice President, Controller



         Anthony J. Ferrante     x                Treasurer



         Richard Fields          x            Executive Vice President, Managing

                                                  Director, Director



         Shana Fisher            x             Director, Vice President - Elect



         Paul A. Gould           x           Executive Vice President, Managing

                                                  Director, Director



         John Griffen            x                Vice President - Elect



         George N. Jeppson       x                Vice President - Elect



         John H. Josephson       x                Vice President, Director



         Clarke R. Keough         x               Vice President, Director



         Donald R. Keough        x             Chairman of the Board, Director,

                                                  Managing Director



         Kaveh A. Khosrowshahi   x                Vice President, Director



         LeRoy Kim               x                Vice President



         Neal Kopp               x                Vice President



         Terry Allen Kramer      x                Director



         Robert J. Kurz          x                Vice President

                                                          Principal Occupation

                              Business          (i.e., Position with

         Name xx              Address           Allen Holding Inc.)



         Andreas L. Lazar        x              Vice President - Elect



         Dan W. Lufkin           x              Special Advisor to the Board of

                                                Directors



         Robert A. Mackie        x              Executive Vice President,

                                                Managing Director, Director



         James C. Maiden, Jr.    x              Vice President


         Terence C. McCarthy     x              Co-Chief Operations Officer,

                                                Vice President



         Kenneth L. Miltenberger x              Chief Technology Officer



         Terrence Morris         x              Vice President



         Brian J. Murphy         x              Vice President, Director



         Louis J. Mustacchio     x              Vice President



         Walter T. O'Hara, Jr.   x            Executive Vice President, Managing

                                                Director, Director



         Nancy B. Peretsman      x            Executive Vice President, Managing

                                                Director, Director



         Patrick S. Perry        x              Vice President, Director



         Eugene Protash          x           Vice President, Assistant Secretary



         James W. Quinn          x              Director, Vice President

                                                Secretary



         James S. Rubin          x              Vice President - Elect



         Daniel J. Sapadin       x              Vice President - Elect




                                                  Principal Occupation

                              Business            (i.e., Position with

         Name xx              Address             Allen Holding Inc.)







         Philip D. Scaturro      x            Executive Vice President, Managing

                                                  Director, Director



         Mary Schuyler           x                Vice President



         John A. Schneider       x            Executive Vice President, Managing

                                                  Director, Director



         Daniel Selmonosky       x                Vice President, Director



         Enrique F. Senior (Cuban) x          Executive Vice President, Managing

                                                  Director, Director



         Joseph E. Sheehan        x               Vice President



         Andrew Shpiz            x                Vice President



                                                  Principal Occupation

                              Business            (i.e., Position with

         Name xx              Address             Allen Holding Inc.)



         Stanley S. Shuman       x            Executive Vice President, Managing

                                                  Director, Director



         John M. Simon           x            Executive Vice President, Managing

                                                  Director, Director



         Kenneth M. Siskind      x                Vice President - Elect



         Peter Supino            x                Vice President - Elect



         Everett K. Wallace      x                Vice President - Elect



         Dennis J. Warfield      x             Vice President, Chief Information

                                                  Officer



         Daniel Weidlein         x                Vice President - Elect



         Kim M. Weiland          x            Executive Vice President, Managing

                                             Director, Director, Chief Financial

                                                  Officer



         Edward D. Weinberger    x                Vice President, Director



           x      711 Fifth Avenue, New York, New York 10022-3194.



 xx     All the Executive Officers and Directors of Allen Holding, Inc. are U.S.

         citizens unless otherwise indicated.

         OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

                                                           Principal Occupation

                              Business               (i.e., Position with

              Name xx         Address              Allen & Company Incorporated)



         Herbert A. Allen        x                 President, Managing Director,

                                              Director, Chief Executive Officer



         Herbert A. Allen III    x                   Vice President, Director



         Grace Allen             x                   Director



         Glenn A. Andreas III    x                   Vice President - Elect



         Eran S. Ashany          x                   Vice President, Director



         Edmund M. Bleich        x                   Vice President



         Jay B. Bockhaus         x                   Vice President- Elect



         Denise Calvo-Silver     x                   Vice President, Director



         Dominick J. Cantalupo   x                  Co-Chief Operations Officer,

                                                     Vice     President



         Marvyn Carton           x                   Director - Emeritus



         Robert H. Cosgriff      x                 Chief Administrative Officer,

                                                     Executive Vice President,

                                                     Managing Director, Director



         Richard M. Crooks, Jr.  x                   Director



         Thalia V. Crooks        x                   Vice President, Director



         Mary L. Cullen          x           Vice President, Secretary, Director



         Robert Dean             x                   Vice President, Director



         Orin F. Devereux        x                   Vice President, Director



         Daniel Englander        x                   Vice President - Elect

                                                     Principal Occupation

                              Business               (i.e., Position with

         Name xx              Address              Allen & Company Incorporated)







         Rosemary Fanelli        x                   Chief Compliance Officer,

         Vice President -Elect



         Howard M. Felson        x                   Assistant Secretary,

                                                     Vice President, Controller



         Anthony J. Ferrante     x                   Treasurer



         Richard Fields          x            Executive Vice President, Managing

                                                     Director, Director



         Shana Fisher            x             Director, Vice President - Elect



         Paul A. Gould           x            Executive Vice President, Managing

                                                     Director, Director



         John Griffen            x                   Vice President + Elect



         George N. Jeppson       x                   Vice President - Elect



         John H. Josephson       x                   Vice President, Director



         Clarke R. Keough         x                  Vice President, Director



         Donald R. Keough        x               Chairman of the Board,Director



         Kaveh A. Khosrowshahi   x                   Vice President, Director



         LeRoy Kim               x                   Vice President



         Neal Kopp               x                   Vice President



         Terry Allen Kramer      x                   Director



         Robert J. Kurz          x                   Vice President

                                                 Principal Occupation

                              Business           (i.e., Position with

         Name xx              Address            Allen & Company Incorporated)



         Andreas L. Lazar        x               Vice President - Elect



         Dan W. Lufkin           x               Special Advisor to the Board of

                                                   Directors



         Robert A. Mackie        x               Executive Vice President,

                                                 Managing Director, Director



         James C. Maiden, Jr.    x               Vice President



         Terence C. McCarthy     x               Co-Chief Operations Officer,

                                                 Vice     President



         Kenneth L. Miltenberger x               Chief Technology Officer



         Terrence Morris         x               Vice President



         Brian J. Murphy         x               Vice President, Director



         Louis J. Mustacchio     x               Vice President



         Walter T. O'Hara, Jr.   x           Executive Vice President, Managing

                                                 Director, Director



         Nancy B. Peretsman      x            Executive Vice President, Managing

                                                 Director, Director



         Patrick S. Perry        x               Vice President, Director



         Eugene Protash          x           Vice President, Assistant Secretary



         James W. Quinn          x               Director, Vice President

                                                 Secretary



         James S. Rubin          x               Vice President - Elect



         Daniel J. Sapadin       x               Vice President - Elect

                                                 Principal Occupation

                              Business           (i.e., Position with

         Name xx              Address            Allen & Company Incorporated)







         Philip D. Scaturro      x            Executive Vice President, Managing

         Director, Director



         Mary Schuyler           x               Vice President


         John A. Schneider       x            Executive Vice President, Managing
                                              Director, Director



         Daniel Selmonosky       x               Vice President, Director



         Enrique F. Senior (Cuban)x           Executive Vice President, Managing

                                                 Director, Director



         Joseph E. Sheehan        x              Vice President



         Andrew Shpiz             x              Vice President

                                                 Principal Occupation

                              Business           (i.e., Position with

         Name xx              Address            Allen & Company Incorporated)



         Stanley S. Shuman       x            Executive Vice President, Managing

                                                 Director, Director



         John M. Simon           x            Executive Vice President, Managing

                                                 Director, Director



         Kenneth M. Siskind      x               Vice President - Elect



         Peter Supino            x               Vice President - Elect



         Everett K. Wallace      x               Vice President - Elect





         Dennis J. Warfield      x            Vice President, Chief Information

                                                 Officer



         Daniel Weidlein         x               Vice President - Elect



         Kim M. Weiland          x            Executive Vice President, Managing

                                             Director, Director, Chief Financial

                                                 Officer



         Edward D. Weinberger    x               Vice President, Director







             x                 711 Fifth Avenue, New York, New York 10022-3194.



         xx         All the Executive Officers and Directors of Allen & Company

                     Incorporated are U.S. citizens unless otherwise indicated.